082-0440

Wolford

Report on the first half of 2006/07 financial year

The prime movers of sales in the reporting period were once again the Wolford-owned outlets (own boutiques, shop-in-shops and factory outlets), which together generated sales growth of 31.0 percent compared to the first six months of the prior financial year. Even on a like-for-like basis, Wolford recorded a considerable expansion of 12.5 percent in sales in this segment.

With a rise of 30.7 percent in revenues, the Wolford-owned boutiques in particular made a critical contribution to sales growth. The Wolford Group's sales with the partner-operated boutiques as well were up by 13.6 percent. All Wolford boutiques combined (both the Group's own and partner-operated ones) registered revenue growth of 23.6 percent.

Earnings

Even better than the sales trend in the first six months of the financial year was the growth in earnings, which rose significantly across the board. Thus, the Austrian luxury label succeeded in nearly tripling operating profit (EBIT) from EUR 1.2 million in the first half of 2005/06 to EUR 3.6 million in the first six months of financial 2006/07. In the same period, EBITDA grew by 62.6 percent from EUR 4.1 million to EUR 6.7 million, increasing the EBITDA margin to 10.4 percent. Still more favorable was the result for profit from continuing operations, which rose to EUR 2.6 million, a more than fivefold increase.

The good performance of the Wolford Group in the first half of 2006/07 was also reflected in earnings per share, which more than quadrupled from EUR 0.13 to EUR 0.54.

Earnings (in EUR million)

EBIT
Net profit (loss)



H1 2006/07
3.6
2.5
H1 2005/06
1.22
0.63
H1 2004/05
1.02
0.32
0
0.5
1
1.5
2
2.5
3
3.5
4

Shareholder's equity (in EUR million)

Equity ratio in % of balance sheet total



H1 2006/07
46.1 %
66,366
H1 2005/06
45.4 %
61,286
H1 2004/05
46.4 %
65,667
0
20,000
40,000
60,000
80,000

Earnings before tax plus amortisation and depreciation (in EUR million)



H1 2006/07
5,746
H1 2005/06
3,356
H1 2004/05
3,443
0
1,000
2,000
3,000
4,000
5,000
6,000

Market review

In the first six months of the Wolford Group's financial year 2006/07 (May 1 to October 31), the European economy continued its upswing, underpinned by rising corporate investment and growing exports. Especially in Germany, Wolford's largest market, consumers' buying behavior clearly improved. For the 2006 calendar year, economists predict economic growth of 2.5 percent (2005: 1.5 percent) for Europe as a whole.*

In the United States there are increasing signs that economic growth is slowing. Nevertheless consumer spending remains satisfactory. For 2006, market research institutions forecast U.S. economic growth of about 3.4 percen (2005: 3.5 percent).*

*Source: WIFO, OECD, OeNB

Sales

Against this backdrop, in the first half of 2006/07 the Wolford Group was able to continue the positive trend of the last financial year, expanding sales in the first six months by 13.1 percent to EUR 64.7 million from EUR 57.3 million in the year-earlier period. This growth was made possible by three years of consistent focus on the strategic realignment of the Wolford product portfolio, as well as by intensified brand communication. Besides numerous measures to boost the efficiency of sales and distribution, this sustained positive trend has been driven particularly by the tightly focused investments at the point of sale, the careful broadening of the product range especially in ready-to-wear and the new boutique design.

In the first six months of this financial year the Wolford Group achieved double-digit growth rates in most markets. Thus, in the highly competitive U.S. market, the company's sales grew by 35 percent. Similarly, Wolford pushed up sal revenues substantially in the U.K. (by 22 percen Central and Eastern Europe (also 22 percent), th Netherlands (19 percent), Germany (16 percent) and Italy (11 percent). With an increase of 8 percent in the Scandinavian countries, 5 perce in the Austrian home market, 4 percent in Franc and 1 percent in Spain, sales in the other European markets too were on the rise. In Switzerlar a trend reversal that began to emerge in the second quarter created a small sales increase for the first half of the financial year.

Sales (in million of EUR)


H1 2006/07
64.74
H1 2005/06
57.26
H1 2004/05
55.97
0
20
40
60
80

Key Figures for Wolford Group

in thousands of EUR	First six months ended Oct. 31, 2006	First six months ended Oct. 31, 2005	Change in %
Turnover	64,737	57,257	13.06%
EBITDA	6,704	4,122	62.63%
EBITDA margin	10.36%	7.20%	
EBIT	3,562	1,222	191.41%
EBIT margin	5.50%	2.13%	
EBT	2,605	456	471.44%
Net result for the period	2,543	634	300.82%
Earnings per share in EUR	0.54	0.13	
Net debt	28,014	24,706	13.39%
Shareholder´s equity	66,366	61,286	8.29%
Equity ratio in % of balance sheet total	46.09%	45.41%	
Gearing in %	42.21%	40.31%	
Earnings before tax plus amortisation and depreciation	5,746	3,356	71.25%
Cash generated by operations	-2,709	-3,392	20.14%
Capital expenditure	4,011	2,550	57.29%
Amortisation and depreciation	3,142	2,900	8.35%
Average Group staff (in full-time equivalents)	1,426	1,381	3.25%

Wolford's financial year end is April
The first half of the financial year th
represents the period from May 1
to October 31.

Notes to the IFRS interim consolidated financial statements for the period ended October 31, 2006:
The interim report for the period ended October 31, 2006 was prepared in accordance with International Financial Reporting Standards, specifically IAS 34 (Interim Repor
The accounting policies from April 30, 2006 were applied unchanged. On November 3, 2006 the Executive Board of Wolford Aktiengesellschaft decided to sell 100,000 sl
of treasury stock on the stock exchange during the period from November 9 to December 20, 2006. By December 5, 2006, Wolford already sold 81,122 shares on the sto
exchange at an average price of EUR 30.59.

Stock Data

in EUR	2006/07	2005/06
ISIN		AT0000834007
Number of Shares outstanding		5,000,000
of which dividend-bearing		4,750,000
Earnings per share for the period	0.54 EUR	0.13 EUR
Stock price on April 30	19.40 EUR	17.50 EUR
Stock price high for first half of financial year	32.50 EUR	19.50 EUR
Stock price low for first half of financial year	16.66 EUR	16.50 EUR
Stock price on Oct. 31	32.50 EUR	16.79 EUR
Market capitalization on Oct. 31	162,500,000 EUR	83,950,000 EUR
Trading volume (average daily number of shares)	20,196	8,151

Stock Performance (indexed)



80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
May 2, 2006
Oct. 31, 2006
Wolford AG
ATX Prime
Trading volume (shares)

Consolidated statements of income under IFRS

in thousands of EUR	Second quarter ended Oct. 31, 2006	Second quarter ended Oct. 31, 2005	First six months ended Oct. 31, 2006	First six months ended Oct. 31, 2005
Sales	38,626	32,668	64,737	57,257
Other operating income	1,103	1,158	2,300	1,924
Change in inventories of finished goods and work-in-progress	-1,965	-2,647	2,564	-1,378
Work performed by the entity and capitalised	3	21	23	38
Operating result	37,767	31,200	69,624	57,841
Cost of materials and purchased services	-5,938	-5,029	-14,379	-11,167
Employee benefits expense	-15,693	-13,661	-31,646	-28,533
Amortisation and depreciation of property, plant and equipment and intangible assets	-1,623	-1,470	-3,141	-2,900
Goodwill impairment	0	0	0	0
Other operating expenses	-9,740	-7,475	-16,896	-14,019
Operating profit (EBIT)	4,773	3,565	3,562	1,222
Net interest cost	-356	-238	-633	-468
Net investment securities income	22	24	46	64
Interest on employee benefits	-185	-156	-370	-362
Result from continuing operations	4,254	3,195	2,605	456
Income tax expense	-406	-891	-62	178
Net income	3,848	2,304	2,543	634

Stock data

	Oct. 31, 2006	Oct. 31, 2005
Basic earnings per share in EUR	0.54	0.13
Diluted earnings per share in EUR	0.51	0.13
Average number of shares outstanding (basic) in thousands	4,750	4,750
Average number of shares outstanding (diluted) in thousands	5,000	5,000

Consolidated balance sheets under IFRS at October 31, 2006

in thousands of EUR	Second quarter ended Oct. 31, 2006	Second quarter ended Oct. 31, 2005	Last B.Y. / Period April 30, 2006
ASSETS			
Non-current assets			
Property, plant and equipment	61,525	61,030	60,924
Goodwill	681	899	687
Intangible assets	5,146	4,078	5,009
Other financial assets	8,873	8,952	8,747
Long-term receivables	967	405	442
	77,192	**75,364**	**75,809**
Deferred tax assets	**4,910**	**4,963**	**4,861**
Current assets			
Inventories	31,090	21,540	27,107
Current receivables and other assets	22,859	22,743	16,662
Prepaid expenses	2,597	3,107	1,199
Current securities and financial investments	0	1,700	0
Cash and cash equivalents	5,337	5,558	2,321
	61,883	**54,648**	**47,289**
Total assets	**143,985**	**134,975**	**127,959**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholder's equity			
Share capital and capital reserves	38,168	38,167	38,167
Other reserves	24,500	32,490	32,300
Profit	13,447	377	3,253
Treasury stock	-9,749	-9,748	-9,748
	66,366	**61,286**	**63,972**
Deferred tax liabilities	**152**	**0**	**147**
Non-current liabilities			
Long-term liabilities	8,497	6,404	11,361
Employee benefits	13,734	13,193	13,292
Other non-current liabilities	147	146	159
	22,405	**19,743**	**24,812**
Current liabilities			
Bank loans and overdrafts	31,481	32,385	17,758
Other current provisions	5,372	3,833	4,822
Trade payables	5,809	4,785	5,830
Advance payments received	759	751	821
Other current liabilities	11,641	12,192	9,797
	55,062	**53,946**	**39,028**
Total shareholders' equity and liabilities	**143,985**	**134,975**	**127,959**

At the reporting date of October 31, 2006, equity was EUR 66.4 million, up 8.3 percent from one year earlier, while net debt was up 13.4 percent from EUR 24.7 million to EUR 28.0 million due to the greater investment activity and a growth-induced increase in the amount of capital tied up in current assets. Earnings before tax plus amortization and depreciation were increased by EUR 2.4 million to EUR 5.7 million.

The price of a share of Wolford stock reached its low for the reporting period on June 13 at EUR 16.70 and then rose continually to the high of EUR 32.50 on October 27.

New concept for stores

The success of the new store concept for Wolford boutiques and shop-in-shops at department stores was reflected in the sustained good revenue growth at most locations featuring the new look. They largely attained double-digit rates of increase in the first six months of the financial year. By October 31, 2006 the new design had been implemented at a total of 66 newly opened or made-over outlets, including 27 in the second financial quarter alone. Recent examples of the fresh concept are the new boutiques opened in top locations in Vienna, Dresden, Hamburg, Moscow and Sydney.

Fashion highlights

Looking at sales by product group, legwear and (comprising all outerwear) ready-to-wear performed impressively, with revenue growth in the double digits. Thus, brand sales in the ready-to-wear lines rose by 25 percent, legwear grew at a two-figure rate thanks to the current fashion trend, and lingerie was stable at the prior-year level. Wolford's high-end sweaters, knit ensembles, pants, skirts and textile accessories were very well received by retailers. Accordingly, advance orders for the spring/summer 2007 collection are showing a very strong trend and the new ready-to-wear products as well as fashionable legwear are proving highly popular.

Outlook

In the third quarter Wolford will continue to roll out the new store concept, with plans both to add new outlets and redesign existing ones. In following its strategy of controlled growth, Wolford intends to pursue a cautious regional expansion, for which it has already taken the first successful steps in Asia. As a result of the good order situation, the board expects sales for this financial year to grow to at least EUR 130 million and profitability to improve at a rate exceeding the pace of sales growth.

Financial calendar

March 16, 2007	Sales/earnings for the third quarter of 2006/07
July 25, 2007	Sales/earnings for 2006/07
	Annual press conference, Vienna, 9.00 a.m.
September 14, 2007	Annual meeting of shareholders, Bregenz, 2.00 p.m.

Consolidated statements of cash flows under IFRS

in thousands of EUR	First six months ended Oct. 31, 2006	Oct. 31, 2005
Earnings before tax plus amortisation and depreciation	5,746	3,356
Cash flow from operating activities	-3,490	-3,977
Cash flow from investing activities	-4,355	-327
Cash flow from financing activities	10,858	7,454
Change in cash and cash equivalents	3,012	3,150
Cash and cash equivalents at the beginning of the period	2,321	2,379
Effect of exchange rate differences on cash and cash equivalents at the beginning of the period	4	29
Cash and cash equivalents at the end of the period	5,337	5,558

Consolidated statements of changes in equity under IFRS

in thousands of EUR	First six months ended Oct. 31, 2006	Oct. 31, 2005
Shareholders' equity at the beginning of period	63,972	60,894
Net profit of the period	2,543	634
Dividend	0	0
Capital increase	0	0
Purchase of treasury stock	0	0
Currency translation	76	-110
Other changes	-225	-132
Shareholders' equity at the end of period	66,366	61,286

Primary segmental report (by location) under IFRS

in thousands of EUR Oct. 31, 2006	Austria	Other European Countries	Northern America	Asia	Consolidation	Group
Net sales	44,377	37,952	10,772	238	-28,602	64,737
EBIT	1,974	1,219	1,140	8	-778	3,562

For further information

WOLFORD AG

Holger Dahmen, Chief Executive Officer

Peter Simma, Deputy Chief Executive Officer

Phone: (+43 5574) 690 0

E-mail: investor@wolford.com